Exhibit (d)(2)

SUPPORT ARRANGEMENT

February 5, 2024

To:

MorphoSys AG

Attn.: Management Board (Vorstand)

Semmelweisstrasse 7

82152 Planegg

Germany

Dear Members of the MorphoSys AG Management Board:

Reference is made to that certain Business Combination Agreement (the "BCA") entered into by and among (i) Novartis Pharma AG, a stock corporation incorporated under the Laws of Switzerland, with registered office at Lichtstraße 35, 4056 Basel, Switzerland and being registered with the commercial register office (Handelsregisteramt) of the Canton of Basel-City under company number CHE-106.052.527 ("Bidder"), (ii) Novartis AG, a stock corporation incorporated under the Laws of Switzerland, with registered office at Lichtstraße 35, 4056 Basel, Switzerland and being registered with the commercial register office (Handelsregisteramt) of the Canton of Basel-City under CHE-103.867.266, ("Parent") and (iii) MorphoSys AG, a publicly listed stock corporation (Aktiengesellschaft) incorporated under the Laws of Germany, with registered office at Semmelweisstrasse 7, 82152 Planegg, Germany, and being registered with the commercial register (Handelsregister) of the local court of Munich (Amtsgericht) under HRB 121023 (the "Company", and together with Bidder and Parent, the "Parties"). This letter agreement (this "Agreement") sets forth the agreement between the Parties regarding certain compensation matters addressed in Sections 14.3 and 14.4 of the BCA. Capitalized terms used but not otherwise defined in this letter shall have the meaning given to such terms in the BCA. This Agreement will become effective immediately prior to the Closing. However, if the Closing does not occur, this Agreement will terminate and be of no force or effect.

Compensation Covenants of Parent and Bidder

Sections 14.3 and 14.4 of the BCA set forth obligations of Parent and Bidder with respect to Remuneration Modifications, Settlement Deferral, Indemnity Agreements, Severance Payments and the settlement of the Incentive Plans (collectively referred to herein as the "Compensation Covenants"). The Compensation Covenants are intended to reflect the intention of the Parties to ensure that the Management Board members and the employees of the Group Companies covered by the Compensation Covenants (each such person is referred to herein as a "Third-Party Beneficiary") receive the compensation, indemnification and/or severance benefits they are entitled to in accordance with their respective agreements (including Indemnity Agreements to be entered into following the date hereof), without giving effect to the Compensation Caps (defined below) as and to the extent specified in the BCA (collectively the "Compensation Obligations"), including in connection with respect to payments and benefits that would be received as a result of or in connection with the transactions contemplated by the BCA. It is anticipated that, absent satisfaction of such Compensation Covenants by the Bidder Entities, limitations in the Company's existing remuneration system for the Management Board members and the Incentive Plans (such limitations are referred to collectively as the "Compensation Cap") may operate to reduce the compensation and benefits paid or provided to some or all of the Third Party Beneficiaries from the amounts granted by the Company pursuant to the Compensation Obligations in connection with the transactions contemplated by the BCA, (disregarding for purposes hereof any limitation on the compliance with such provisions by the Bidder Entities imposed by applicable Law, which limitations shall be deemed not to be included in such provisions for purposes of this Agreement). In addition, absent satisfaction of such Compensation Covenants by the Bidder Entities with respect to the Indemnity Agreements, the Third-Party Beneficiaries who become subject to excise taxes pursuant to the operation of United States Internal Revenue Code Section 4999 will not receive the indemnification payments pursuant to the Indemnity Agreements described in Section 14.4(b) of the BCA (an "Indemnity Underpayment").

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Determination of Indemnification Amount

In the event that any payment which is to be made to any Third-Party Beneficiary pursuant to the Compensation Obligations becomes subject to a Compensation Cap, Parent shall promptly pay such amounts up to the Compensation Cap and promptly (and in no event later than ten (10) Business Days following such capped payment) in good faith determine the "Compensation Cap Indemnification Amount", which is the amount of the applicable award which has not been paid as a result of the Compensation Cap. Without duplication of the previous sentence, in the event that any payment which is to be made to any Third-Party Beneficiary becomes subject to an Indemnity Underpayment, Parent shall promptly cause such payments to be made and shall promptly (and in no event later than ten (10) Business Days following such payment) in good faith determine the "Indemnity Underpayment Indemnification Amount", which is the full amount of such excise taxes incurred as a result of such payment and any taxes imposed on the indemnification payment or payments in respect of such payment, subject to the aggregate cap described in item 12 of Section I of the Company Disclosure Letter. Parent shall bear all costs and expenses incurred in connection with these determinations and shall promptly (and in no event later than ten (10) Business Days following a payment subject to a Compensation Cap or an Indemnity Underpayment) provide to such affected Third-Party Beneficiary a notice containing the calculation of the Compensation Cap Indemnification Amount or Indemnity Underpayment Indemnification Amount, as applicable (an "Indemnification Amount"), and all calculations and analysis conducted by or relied upon by Parent in reaching such determination. Parent shall provide such Third-Party Beneficiary with ten (10) Business Days following delivery of the determination and supporting materials) to review such determination. Such Third-Party Beneficiary shall bear and be responsible for the cost of any legal, tax and related advice incurred by such Third-Party Beneficiary in connection with such review. Unless there is a dispute regarding the Indemnification Amount, Parent shall pay or cause to be paid to such Third-Party Beneficiary the applicable Indemnification Amount, less applicable withholdings, with such payment to be made within five (5) Business Days of the end of such review period, but no sooner than such payment would have been required to be made under the BCA or the Compensation Obligations. In the event that any Indemnification Amount is subject to a different tax rate than the amounts which were not paid due to the application of the Compensation Caps or the Indemnity Underpayment, it is agreed that the net amount of the Indemnification Amount shall not be less, on an after-tax basis, than the net after-tax amount which such Third-Party Beneficiary would have received, but for the application of the Compensation Caps or the occurrence of the Indemnity Underpayment. The Third-Party Beneficiaries shall be third party beneficiaries to the agreements set forth in this Agreement and shall have the right to enforce such agreements directly as if they were a party hereto.

Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies.

Notwithstanding Section 36 of the BCA, this Agreement shall be governed by, and construed in accordance with, the laws of the State of Massachusetts, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Notwithstanding Section 37 of the BCA, in any action or proceeding arising out of or relating to this Agreement or the payment of any Indemnification Amount: (i) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of: (A) the state courts of the Commonwealth of Massachusetts, (B) if (but only if) the court in clause (A) lacks subject matter jurisdiction, any United States federal court located in the Commonwealth of Massachusetts (collectively, the courts described in clauses (A) and (B), the "Massachusetts Courts"); and (ii) each of the Parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 29 of the BCA.

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Each of the Parties irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Massachusetts Courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Massachusetts Courts, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the jurisdiction or laying of venue of any such action or proceeding in the Massachusetts Courts and (iv) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Massachusetts Courts. The Parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any Party's rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (i) the Parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Massachusetts Courts without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement or the BCA, and (ii) the right of specific performance is an integral part of this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that the other Parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this paragraph shall not be required to provide any bond or other security in connection with any such order or injunction.

EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), INCLUDING ANY COUNTERCLAIM, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH PARTY (I) MAKES THIS WAIVER VOLUNTARILY AND (II) ACKNOWLEDGES THAT SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS AGREEMENT.

409A Treatment

Payments pursuant to this letter are intended to comply with or be exempt from the requirements of Section 409A of the Code (to the extent applicable) and shall be interpreted, operated and administered accordingly. Each payment under this letter will be treated as a separate payment for purposes of Section 409A of the Code.

Entire Agreement; Counterparts.

This Agreement and the BCA constitute the entire agreement between the Parties with respect to the payment of Indemnification Amounts and supersedes all prior agreements and discussions between such parties concerning such subject matter. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same agreement.

[Remainder of Page Intentionally Left Blank]

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[Signature page to Support Arrangement]

Sincerely, Novartis AG

/s/ Tariq Elrafie
Name: Tariq Elrafie
Title: As Attorney

/s/ David Quartner
Name: David Quartner
Title: As Attorney

Novartis data42 AG

/s/ Tariq Elrafie
Name: Tariq Elrafie
Title: As Attorney

/s/ David Quartner
Name: David Quartner
Title: As Attorney

[Signature page to Support Arrangement]

Acknowledged and agreed on the date first written above:

/s/ Jean-Paul Kress
Name: Jean-Paul Kress, M.D.
Title: CEO

/s/ Lucinda Crabtree
Name: Lucinda Crabtree, Ph.D.
Title: CFO